Exhibit 99.1

Franco-Nevada Provides Notice of Upcoming First Quarter 2012 Results, Analyst & Investor Day and Annual Meeting of Shareholders

TORONTO, April 27, 2012 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) plans to release its first quarter 2012 financial results before market open on Tuesday, May 8, 2012.  The Company is scheduled to host an Analyst & Investor Day on May 8, 2012 at 2:00 p.m. Eastern Time to discuss the Q1 2012 results as well as provide further background and details on the Company’s asset portfolio.  Franco-Nevada’s Asset Handbook will be presented at the meeting and will be available on the Company’s website immediately prior to the call.

The event will be held at the TMX Broadcast Centre in the Exchange Tower, 130 King Street West, Toronto and will also be broadcast via teleconference.  Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Analyst & Investor Day.

•                  Conference Call Replay: A recording will be available until May 15, 2012 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 76257124.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Annual General and Special Meeting of Shareholders

Following the Analyst & Investor Day, Franco-Nevada will hold its Annual General and Special Meeting of Shareholders (“AGM”) which is scheduled to begin at 4:30 p.m. Eastern Time.  The AGM will also be held at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, Canada. Participants may join the conference by calling:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada AGM.

•                  Conference Call Replay: A recording will be available until May 15, 2012 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 76561147.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada is a gold royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol “FNV” on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:
Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303